December 5, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Jackson Acquisition Company II, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one right to acquire one-tenth (1/10) of one Class A ordinary share

- Class A ordinary shares, par value $0.0001 per share

- Rights, each right to acquire one-tenth (1/10) of one Class A ordinary share

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com